Filed by Dominion Energy, Inc.

(Commission File No. 1-8489)

Pursuant to Rule 425

under the Securities Act of 1933

and

deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

SCANA Corporation

(Commission File No. 1-8809)

July 2018 Combination of Dominion Energy and SCANA

Important Note to Investors This presentation contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The statements relate to, among other things, expectations, estimates and projections. We have used the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", “outlook”, "predict", "project", “should”, “strategy”, “target”, "will“, “would”, “potential” and similar terms and phrases to identify forward-looking statements in this presentation. Factors that could cause actual results to differ include, but are not limited to: the expected timing and likelihood of completion of the proposed acquisition of SCANA, including the ability to obtain the requisite approvals of SCANA’s shareholders; the risk that Dominion Energy or SCANA may be unable to obtain necessary regulatory approvals for the transaction or required regulatory approvals may delay the transaction or cause the parties to abandon the transaction; the risk that conditions to the closing of the transaction may not be satisfied; or the risk that an unsolicited offer for the assets or capital stock of SCANA may interfere with the transaction. Other risk factors for Dominion Energy’s and SCANA’s businesses are detailed from time to time in Dominion Energy’s and SCANA’s quarterly reports on Form 10-Q or most recent annual report on Form 10-K filed with the Securities and Exchange Commission. Combination with SCANA

Important Note to Investors (cont’d) ADDITIONAL INFORMATION In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus was mailed to SCANA’s shareholders beginning on June 15, 2018. Investors and security holders can obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com. PARTICIPANTS IN THE SOLICITATION Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 23, 2018, for its 2018 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as amended by a Form 10-K/A dated April 27, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above. Combination with SCANA

SCANA combination overview Dominion Energy and SCANA Corporation to combine Stock-for-stock merger $7.9 billion equity value and $14.6 billion enterprise value Grows Dominion Energy’s regulated footprint Adds attractive regulated utility franchises in fast-growing Southeastern U.S. Enhances Dominion Energy’s EPS growth; immediately accretive Immediate and on-going relief to SCE&G customers $1,000 payment and 5% bill reduction for typical residential electric customer Additional customer benefits that meaningfully reduce impact of New Nuclear Development costs on South Carolina families and businesses Termination provisions protect Dominion Energy shareholders Comprehensive regulatory and legislative solution Combination with SCANA

Complementary geographic and asset profile Combination with SCANA Meaningful regulated customer additions Combined southeastern service territory Regulated electric customers Regulated gas customers 2.6M 0.7M 3.3M +27% 2.3M 0.9M 3.2M +40% Dominion Energy utility service territories SCANA utility service territories Dominion Energy pipeline infrastructure Atlantic Coast Pipeline Cove Point LNG facility

Key transaction terms Combination with SCANA Exchange ratio 0.6690x Consideration to SCANA shareholders 100% equity Equity value $7.9 billion Enterprise value $14.6 billion Pro forma ownership 87% Dominion Energy / 13% SCANA Value to SCE&G electric customers $1,000 payment to avg. residential customer 5% reduction to typical residential bill Additional benefits Estimated closing YE 2018 Summary

Recent events and summary Event Actions Notes Combination with SCANA SCANA political & regulatory updates South Carolina legislature passes temporary rate cut Regulatory approvals and deliberations continue in North Carolina and South Carolina Oct 2018: North Carolina PSC hearings Nov 2018: South Carolina PSC hearings Dec 2018: South Carolina PSC order Combination with SCANA An attractive set of assets in a fast-growing area Comprehensive regulatory and legislative solution Terms of the merger agreement do not require us to close if the final regulatory approvals materially alters the economic terms of our regulatory proposal $1,000 SCE&G electric customer refund proposal July 31: SCANA shareholder vote